EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Nine Months Ended October 1, 2005
Fixed charges:
Interest expense	$76
Estimated interest portion of rents	23
Total fixed charges	$99

Income:
Income from continuing operations before income taxes	$171
Eliminate equity in undistributed pre-tax income on Finance subsidiary	(20)
Fixed charges	99
Adjusted income	$250

Ratio of income to fixed charges	2.53